

October 9, 2020

Andrew McBride
Chief Financial Officer
Gores Metropoulos, Inc.
9800 Wilshire Blvd.
Beverly Hills, CA 90212

      Re: Gores Metropoulos, Inc.
          Registration Statement on Form S-4
          Filed September 14, 2020
          File No. 333-248794

Dear Mr. McBride:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed September 14, 2020

Proxy Statement/Prospectus Cover Page/Letter to Stockholders of Gores, page 1

1. Please disclose the total number of shares that will be issued in connection with the transactions. See Item 501(b)(2) of Regulation S-K.

What equity stake will the current stockholders of the Company..., page 15

2. We note your disclosure on page 106 that the post-combination company will be a controlled company within the meaning of NASDAQ listing standards. Please revise your disclosure in this section to discuss the fact that Austin Russell will control a majority of the voting power of the company after the business combination. Your discussion should state Mr. Russell's ownership percentage.

What interests does the Sponsor and the Company's current officers and directors have in the Business Combination?, page 20

3.   Please quantify the interests each of your sponsor, current officers and directors will receive in the business combination.

Summary

Our Board's Reasons for Approval of the Business Combination, page 41

4.   Please revise to provide balanced disclosure that addresses potential negatives or risks of the business combination. Please also include similarly balanced disclosure in the Luminar board discussion on page 42.

Opinion of the Company's Financial Advisor, page 148

5.   We note the disclosure that Moelis & Company provided the Board with its financial analysis and a fairness opinion. Please file the consent of Moelis as an exhibit.

Certain Material U.S. Federal Income Tax Considerations of the Mergers to Holders of Luminar Stock..., page 170

6.   We note that you will file a tax opinion in a future amendment. Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a) and remove language stating that it is intended that, or generally, certain material tax consequences will apply. Please revise disclosure on page 170 that the discussion is "intended as a general summary only" and the section headers which indicate that the opinion only covers "certain" material tax consequences. Similarly, please revise the disclosure on page 173 indicating the discussion is not a "complete analysis." Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing